April 14, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             USA Compression Partners, LP

Amendment No. 1 to Registration Statement on Form S-3
Filed March 19, 2014
File No. 333-193724

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP (“the “Partnership”) and USA Compression Finance Corp. (“Finance Corp.” and, together with the Partnership, the “Registrants”) to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 7, 2014, with respect to the above-captioned filing (the “Registration Statement”).  Concurrently with the delivery of this letter to you, the Registrants are filing Amendment No. 2 to the Registration Statement to respond to the Staff’s comments (“Amendment No. 2”).

The Registrants acknowledge that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Registrants, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that Staff comments may not be asserted by the Registrants as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the exact text of the comments provided by the Staff has been included in bold, italicized type preceding each response in the order presented in the comment letter.

General

1.                                      We note your response and revised disclosure in response to comment 1 in our letter dated March 4, 2014 that USA Compression Finance Corp., USA Compression Partners, LLC, USAC Leasing, LLC, USAC Leasing 2, LLC and USAC OpCo 2, LLC are “wholly-owned” subsidiaries of USA Compression Partners, LP. Pursuant to Rule 3-10(f) of Regulation S-X, each such subsidiary must be “100% owned” by USA Compression Partners, LP. Please advise or revise.

RESPONSE:  The Registration Statement has been revised accordingly. Please see pages 1, 41 and 42 of Amendment No. 2.

2.                                      If true, please supplementally confirm and revise your disclosure to clarify that, if any of the subsidiary guarantors identified in the registration statement will guarantee the debt issued by USA Compression Partners, LP and USA Compression Finance Corp., then all of the subsidiary guarantors identified in the registration statement will guarantee such debt. In this regard we note your disclosure that “one or more” of the subsidiary guarantors may guarantee the debt, as well as the requirement of Rule 3-10(f) that all of a registrant’s non-minor subsidiaries serve as guarantors.

RESPONSE:  The Registration Statement has been revised accordingly. Please see the cover of the prospectus and page 42 of Amendment No. 2.

3.                                      We note your statement that “USA Compression Finance Corp. . . . has no material assets or any liabilities other than as a co-issuer of debt securities.” Please revise your disclosure to clarify this statement. In this regard, we note that, because USA Compression Finance Corp. is a non-guarantor subsidiary, it must be a “minor” subsidiary. Refer to Rule 3-10(f) of Regulation S-X.

RESPONSE:  The Registration Statement has been revised accordingly. Please see page 41 of Amendment No. 2.

4.                                      We note your response to comment 2 in our letter dated March 4, 2014. Given that USA Compression Holdings, LLC is your parent, the resale of units by USA Compression Holdings represents a primary offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretation 212.15. Please revise your prospectus to identify USA Compression Holdings as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and to reflect that the offering by USA Compression Holdings is a primary offering.

RESPONSE:  We have revised our disclosure in the Registration Statement to acknowledge that any offering of common units by USA Compression Holdings, LLC would be deemed to be a primary offering by the Partnership and that USA Compression Holdings, LLC would be deemed to be an underwriter in any such offering. Please see the cover of the prospectus and page 66 of Amendment No. 2.

5.                                      We note your response to comment 3 in our letter dated March 4, 2014. Given that Argonaut Private Equity, L.L.C. is proposing to sell common units representing 93.7% of the public float, we believe that the resale by Argonaut represents a primary offering. Please revise your prospectus to identify Argonaut as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and to reflect that the offering by Argonaut if a primary offering. Alternatively, please substantially reduce the number of shares being offered for resale by Argonaut.

RESPONSE:  We have revised our disclosure in the Registration Statement to acknowledge that any offering of common units by Argonaut Private Equity, L.L.C. would be deemed to be a primary offering by the Partnership and that Argonaut Private Equity, L.L.C. would be deemed to be an underwriter in any such offering. Please see the cover of the prospectus and page 66 of Amendment No. 2.

Exhibit 5.1. Opinion of Vinson & Elkins L.L.P.

6.                                      We note your response to comment 7 in our letter dated March 4, 2014. Please revise the assumption in (iii) of the second paragraph on page 2, as it is inappropriate to assume the legal authority of persons signing on behalf of companies represented by counsel.

RESPONSE:  Vinson & Elkins L.L.P. has revised its opinion filed as Exhibit 5.1 to the Registration Statement as requested. Please see the revised opinion filed as Exhibit 5.1 to Amendment No. 2.

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Should you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lauren E. Dean, Assistant General Counsel of the Partnership, at (512) 369-1626, or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

USA COMPRESSION PARTNERS, LP
By:	USA Compression Partners, LP, its general partner

By:	/s/ J. Gregory Holloway
Name:	J. Gregory Holloway
Title:	Vice President, General Counsel and Secretary

Enclosures

cc:                                E. Ramey Layne, Vinson & Elkins L.L.P.